UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June, 2020

GRANITE REAL ESTATE INVESTMENT TRUST
(Commission File Number:  001-35771)
(Name of registrant)

GRANITE REIT INC.
(Commission File Number:  001-35772)
(Name of registrant)

77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2020	GRANITE REAL ESTATE INVESTMENT TRUST

	By:	/s/Kevan Gorrie
		Name:	Kevan Gorrie
		Title:	President and Chief Executive Officer

Date: June 4, 2020	GRANITE REIT INC.

	By:	/s/Kevan Gorrie
		Name:	Kevan Gorrie
		Title:	President and Chief Executive Officer

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	Granite Announces Voting Results From Its 2020 Annual General Meeting of Stapled Unitholders

99.2	Report of Voting Results for Annual General Meetings of Stapled Unitholders